1 of 12 Pages
CUSIP No. 55977T208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 9

Under the Securities Exchange Act of 1934

MAGYAR BANCORP, INC.
(Name of Issuer)

Common Stock, $.01 per share
(Title of Class of Securities)

55977T208
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

January 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

2 of 12 Pages
CUSIP No. 55977T208

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 268,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 268,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IA

3 of 12 Pages
CUSIP No. 55977T208

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,403
	8	SHARED VOTING POWER 268,557
	9	SOLE DISPOSITIVE POWER 1,403
	10	SHARED DISPOSITIVE POWER 268,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

4 of 12 Pages
CUSIP No. 55977T208

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 307,347
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 307,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

5 of 12 Pages
CUSIP No. 55977T208

1	NAME OF REPORTING PERSON Lashley Family 2012 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 38,790
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 38,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

6 of 12 Pages
CUSIP No. 55977T208

1	NAME OF REPORTING PERSON Beth R. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,701
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Lashley Family 2011 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,701
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

7 of 12 Pages
CUSIP No. 55977T208

Item 1.	Security and Issuer

This amended and restated Schedule 13D relates to the common stock, $.01 par value (“Common Stock”), of Magyar Bancorp, Inc. (the “Company”).  The address of the principal executive offices of the Company is 400 Somerset Street, New Brunswick, New Jersey 08901.
As a result of the transaction reported herein, the Reporting Persons no longer beneficially own more than 5% of the Common Stock.  So, upon the filing of this amendment, the Reporting Persons will cease to be reporting persons with regard to the Common Stock.

Item 2.	Identity and Background

(a)
This Schedule 13D is filed jointly by (collectively, the “Reporting Persons”): (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors and Trustee of the Lashley Family 2012 Trust; (3) John W. Palmer, a managing member of PL Capital Advisors (PL Capital Advisors, Mr. Lashley, and Mr. Palmer, collectively, the “PL Reporting Persons”); (4) Beth R. Lashley, Trustee of the Lashley Family 2011 Trust; (5) Lashley Family 2011 Trust, an irrevocable grantor trust; and (6) Lashley Family 2012 Trust, an irrevocable grantor trust, as these parties are deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of them coordinating their activities with regard to the Company.  The joint filing agreement of the Reporting Persons is attached as Exhibit 1 hereto.

(b)
The principal business address of the PL Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102. The address of Beth R. Lashley, Lashley Family 2011 Trust, and Lashley Family 2012 Trust is 415 L’Ambiance Drive, Unit E-707, Longboat Key, FL 34228.

(c)
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has voting and dispositive power over the Common Stock held by the Clients.  As PL Capital Advisors is controlled by its two Managing Members, the Managing Members also have voting and dispositive power over the Common Stock held by the Clients.  The Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days, and do not have voting or dispositive power over the Common Stock.  The principal business of the Lashley Family 2011 Trust and Lashley Family 2012 Trust is to hold investments, and the Trusts have voting and dispositive power over the Common Stock held by them.  As the Trustee of the Lashley Family 2011 Trust, Ms. Lashley has the power to direct the activities of the Trust and has voting and dispositive power over shares of Common Stock held by the Trust.  As the Trustee of the Lashley Family 2012 Trust, Mr. Lashley has the power to direct the activities of the Trust and has voting and dispositive power over shares of Common Stock held by the Trust.

8 of 12 Pages
CUSIP No. 55977T208

(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Richard Lashley, John Palmer and Beth R. Lashley are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 319,451 shares of Common Stock acquired at an aggregate cost of $1,540,333.
The PL Reporting Persons have voting and dispositive power over 268,557 shares of Common Stock acquired at an aggregate cost of $1,217,404 and held by the Clients, using working capital.
Mr. Lashley has voting and dispositive power over 38,790 shares of Common Stock acquired at an aggregate cost of $278,231, using personal funds, and held by the Lashley Family 2012 Trust, an irrevocable trust for which Mr. Lashley is Trustee and beneficiary.
Mr. Palmer has sole voting and dispositive power over 1,403 shares of Common Stock acquired at an aggregate cost of $11,056, using personal funds, and held in his IRA.
Ms. Lashley has voting and dispositive power over 10,701 shares of Common Stock acquired at an aggregate cost of $33,643, using personal funds, and held by the Lashley Family 2011 Trust, an irrevocable trust for which Ms. Lashley is Trustee and beneficiary.
PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.
        From time to time, the PL Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with Goldman Sachs & Co. or other banking institutions or brokerage firms as collateral for loans

9 of 12 Pages
CUSIP No. 55977T208
made by such entities to the Clients.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no Clients have margin or other loans outstanding secured by Common Stock other than Financial Edge Strategic Fund, LP.  As of the date of this filing, Mr. Palmer’s IRA has no margin or other loans secured by Common Stock.  As of the date of this filing, neither the Lashley Family 2011 Trust nor the Lashley Family 2012 Trust have margin or other loans secured by Common Stock.
Item 4.	Purpose of Transaction

This is the ninth amendment to the initial Schedule 13D.  In the aggregate, the Reporting Persons own 319,451 shares of Common Stock, representing 4.7% of the Company’s outstanding common stock, based upon the Company’s total outstanding shares as of December 22, 2022.  The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

On January 31, 2023, the PL Reporting Persons sold 50,000 shares of Common Stock held by the Clients to Magyar Bancorp in a negotiated transaction for $12.92 per share, pursuant to a Common Stock Purchase Agreement dated January 31, 2023, a copy of which is attached as Exhibit 3 to this filing.

The Reporting Persons intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and board.  As it deems necessary, the Reporting Persons will assert their stockholder rights.

The Reporting Persons may make purchases of shares of Common Stock in the future and may also dispose of any or all the shares of Common Stock held by them.
To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Company
The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 6,742,934, reported as the number of outstanding shares as of December 15, 2022, in the Company’s Annual Report on Form 10-K filed on December 22, 2022.
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to have voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.  Because Mr. Lashley is the Trustee of the Lashley Family 2012 Trust, he is deemed

10 of 12 Pages
CUSIP No. 55977T208
to have voting and dispositive power over the shares of Common Stock held by the Lashley Family 2012 Trust.  Because Ms. Lashley is the Trustee of the Lashley Family 2011 Trust, she is deemed to have voting and dispositive power over the shares of Common Stock held by the Lashley Family 2011 Trust.
PL Capital Advisors made transactions in the Common Stock on behalf of the Clients within the past 60 days as noted below.  Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the Clients. The Lashley Family 2011 Trust and the Lashley Family 2012 Trust did not have any transactions in the Common Stock within the past 60 days.
PL Capital Advisors Transactions Common Stock

(a)-(b) See cover page.

(c)	On behalf of the Clients, PL Capital Advisors made sales (and no purchases) of Common Stock in the past sixty days, as noted below:

Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
1/31/2023	50,000	$12.92	Negotiated transaction with Magyar Bancorp Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

11 of 12 Pages
CUSIP No. 55977T208
99.1	Joint Filing Agreement –Filed Previously.
99.2	Common Stock Purchase Agreement dated 9/14/2022–Filed Previously.
99.3                                         Common Stock Purchase Agreement dated 1/31/2023 – Filed Herewith.

12 of 12 Pages
CUSIP No. 55977T208
SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2023

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley
By: /s/ Beth R. Lashley Beth R. Lashley

LASHLEY FAMILY 2012 TRUST

By:              /s/ Richard J. Lashey
     Richard J. Lashley
     Trustee

LASHLEY FAMILY 2011 TRUST

By:        /s/ Beth R. Lashey
  Beth R. Lashley
  Trustee